Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation / Formation

Innovative Industrial Properties, Inc.	Maryland
IIP Operating Partnership, LP	Delaware
Innovative Industrial Properties, LLC	Delaware
IIP-NY 1 LLC	Delaware